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                 September 27, 2021

       Nicholas Taylor
       Chief Financial Officer
       Genius Sports Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed on September
22, 2021
                                                            File No. 333-259723

       Dear Mr. Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Jacqueline Kaufman at 202-551-3797
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Ross M. Leff